_______________________________________________________________________________
ATLASSIAN CORPORATION PLC
(incorporated and registered in England and Wales under number 8776021)
NOTICE OF 2021 ANNUAL GENERAL MEETING
to be held at 2:00 p.m. Pacific Time on December 2, 2021
_______________________________________________________________________________

ATLASSIAN CORPORATION PLC
(incorporated and registered in England and Wales under number 8776021)

Registered Office:	Directors:
c/o Herbert Smith Freehills LLP	Shona L. Brown
Exchange House	Michael Cannon-Brookes
Primrose Street	Scott Farquhar
London	Heather Mirjahangir Fernandez
United Kingdom	Sasan Goodarzi
EC2A 2EG	Jay Parikh
Enrique Salem
Steven Sordello
Richard P. Wong
Michelle Zatlyn
October 19, 2021
Notice of Annual General Meeting
Dear Shareholder,
I am pleased to be writing to you with details of the 2021 Annual General Meeting (“AGM”) of Atlassian Corporation Plc (the “Company”). Due to the ongoing COVID-19 situation and related public health and travel restrictions, we strongly encourage all shareholders to attend the AGM virtually. Subject to public health restrictions, we will also be hosting the AGM at our San Francisco office, located at 350 Bush Street, Floor 13, San Francisco, California 94114. The meeting will take place at 2:00 p.m. Pacific Time on Thursday, December 2, 2021. You will be able to attend and vote electronically at the AGM via live audio webcast by visiting www.virtualshareholdermeeting.com/TEAM2021 when you enter the 16-digit Control Number provided to you by us on your Notice of Internet Availability of Proxy Materials or on your proxy card if you receive materials by mail. The formal notice of AGM is set out in Part 1 of this document, which sets forth the resolutions to be considered at the AGM; Part 2 of this document sets forth the explanatory notes to these resolutions; Part 3 of this document provides questions and answers about the AGM.
Voting on the resolutions
All resolutions at the AGM will be put to a vote on a poll in accordance with the Company’s articles of association.
Please refer to Part 3 of this document for further details on voting.
Recommendation
The Board of Directors believes the resolutions to be considered at the AGM are in the best interests of the Company and its shareholders as a whole and are therefore likely to promote the success of the Company.
The directors unanimously recommend that you vote in favor of the resolutions as they intend to do in respect of their own beneficial holdings.
Yours sincerely,
/s/ Mike Cannon-Brookes
Mike Cannon-Brookes
Director

Part 1
NOTICE OF 2021 ANNUAL GENERAL MEETING
ATLASSIAN CORPORATION PLC
NOTICE IS HEREBY GIVEN that the 2021 Annual General Meeting of Atlassian Corporation Plc (the “Company”) will be held at 2:00 p.m. Pacific Time on Thursday, December 2, 2021, to consider and, if thought fit, to pass Resolutions 1 to 14 (inclusive) as ordinary resolutions:
Resolution 1 (Ordinary)
To receive the Company’s accounts and the reports of the directors and the auditors for the year ended June 30, 2021 (the “Annual Report”).
Resolution 2 (Ordinary)
To approve the Directors' Remuneration Report as set forth in the Annual Report.
Resolution 3 (Ordinary)
To reappoint Ernst & Young LLP as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company.
Resolution 4 (Ordinary)
To authorize the Audit Committee of the Board of Directors to determine the remuneration of the auditor.
Resolution 5 (Ordinary)
To re-elect Shona L. Brown as a director of the Company.
Resolution 6 (Ordinary)
To re-elect Michael Cannon-Brookes as a director of the Company.
Resolution 7 (Ordinary)
To re-elect Scott Farquhar as a director of the Company.
Resolution 8 (Ordinary)
To re-elect Heather Mirjahangir Fernandez as a director of the Company.
Resolution 9 (Ordinary)
To re-elect Sasan Goodarzi as a director of the Company.
Resolution 10 (Ordinary)
To re-elect Jay Parikh as a director of the Company.
Resolution 11 (Ordinary)
To re-elect Enrique Salem as a director of the Company.
Resolution 12 (Ordinary)
To re-elect Steven Sordello as a director of the Company.
Resolution 13 (Ordinary)
To re-elect Richard P. Wong as a director of the Company.
Resolution 14 (Ordinary)
To re-elect Michelle Zatlyn as a director of the Company.

BY ORDER OF THE BOARD
/s/ Stuart Fagin
Stuart Fagin
Company Secretary
October 19, 2021

REGISTERED OFFICE
c/o Herbert Smith Freehills LLP
Exchange House
Primrose Street
London
United Kingdom
EC2A 2EG

Registered in England No. 8776021

Part 2
EXPLANATORY NOTES TO THE RESOLUTIONS
Resolutions 1 to 14 will be proposed as ordinary resolutions and will be passed if more than 50% of the shareholders’ votes cast are in favor.
Resolution 1 – To receive the accounts and reports
The Board of Directors of Atlassian Corporation Plc (the “Company”) will present the accounts and the reports of the directors and the auditors for the year ended June 30, 2021 (the “Annual Report”).
Resolution 2 – Directors’ Remuneration Report
The Directors’ Remuneration Report is set out in the Annual Report on pages 50 to 58.
In accordance with the provisions of the Companies Act 2006, the Directors’ Remuneration Report in the Annual Report contains:
•a statement of the Chair of the Compensation and Leadership Development Committee of the Board of Directors; and
•the Annual Report on Remuneration, which sets out payments to the Company’s directors made in the fiscal year ended June 30, 2021.
Resolution 2 is an ordinary resolution to approve the Directors’ Remuneration Report. Resolution 2 is an advisory resolution and does not affect the future remuneration paid to any director.
The Directors’ Remuneration Report gives details of the directors’ remuneration for the fiscal year ended June 30, 2021 and also includes details of the Compensation and Leadership Development Committee’s representations and activities. The Company’s auditors, Ernst & Young LLP, have audited those parts of the Directors’ Remuneration Report that are required to be audited and their report is set forth in the Annual Report.
At the 2019 Annual General Meeting, the Directors' Remuneration Policy was approved by shareholders. The Directors' Remuneration Policy is not therefore required to be approved at the 2021 Annual General Meeting (“AGM”), and shareholders are not being asked to vote on the Directors' Remuneration Policy at the AGM. The policy will be put to shareholders again no later than the 2022 Annual General Meeting.
Resolutions 3 and 4 – Reappointment of auditor and auditors’ remuneration
The Company is required to appoint auditors at each general meeting at which accounts are to be presented to shareholders, to hold office until the conclusion of the next such meeting.
Resolution 3 relates to the reappointment of Ernst & Young LLP as the Company’s auditor to hold office until the next annual general meeting of the Company.
Resolution 4 authorizes the Audit Committee of the Board of Directors to set the remuneration of Ernst & Young LLP.
Resolutions 5 to 14 – Re-election of directors
At the 2016 Annual General Meeting, shareholders approved amendments to the Company's articles of association to provide that the directors of the Company shall, if the Board of Directors so determines, stand for re-election at each annual general meeting of the Company.
Resolutions 5 to 14 propose the re-election of Dr. Shona L. Brown, Mr. Michael Cannon-Brookes, Mr. Scott Farquhar, Ms. Heather Mirjahangir Fernandez, Mr. Sasan Goodarzi, Mr. Jay Parikh, Mr. Enrique Salem, Mr. Steven Sordello, Mr. Richard P. Wong and Ms. Michelle Zatlyn as directors of the Company.
Information about the directors standing for re-election at the AGM (with the exception of Ms. Michelle Zatlyn) can be found on Pages 67 to 70 of the Annual Report on Form 20-F. Information about Ms. Michelle Zatlyn can be found in the Form 6-K filed by the Company with the Securities and Exchange Commission on September 9, 2021.

Part 3
QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING
1.Who can vote at the 2021 Annual General Meeting (“AGM”)?
To be entitled to attend and vote at the AGM, including by proxy, shareholders must have been registered in the Register of Members of Atlassian Corporation Plc (the “Company”) on October 5, 2021 (the “Voting Record Date”). Changes to entries on the Register of Members after this time shall be disregarded in determining the rights of persons to vote (and the number of votes they may cast) at the AGM.
2.    What is the quorum requirement for the AGM?
For the purposes of the AGM, at least two shareholders entitled to vote on the business to be transacted must be present or represented by proxy to be considered a quorum.
3.    What is the difference between holding shares as a “shareholder of record” and holding shares as a “beneficial owner” (or in “street name”)?
Most shareholders are considered “beneficial owners” of their shares, that is, they hold their shares through a brokerage firm, bank, dealer or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially or in “street name.”
Shareholder of record
If, on the Voting Record Date, your shares were registered directly in your name with our transfer agent, Computershare Trust Company, NA, then you are the “shareholder of record” with respect to those shares. As a shareholder of record, you may vote at the AGM or vote by proxy.
Beneficial owner
If, on the Voting Record Date, your shares were held in an account at a brokerage firm, bank, dealer or other nominee, then you are the "beneficial owner" of shares held in "street name". The brokerage firm, bank, dealer or other nominee holding your shares is considered the shareholder of record for purposes of voting at the AGM; provided, however, as a beneficial owner, you have the right to direct your brokerage firm, bank, dealer or other nominee on how to vote the shares in your account. You are also invited to attend the AGM electronically. However, because you are not the shareholder of record, you may not vote your shares at the AGM unless you request, complete and deliver the proper documentation provided by your brokerage firm, bank, dealer or other nominee and submit it to our transfer agent, Computershare Trust Company, NA, in advance of the AGM.
4.    How can I get electronic access to the AGM materials?
The Company uses the Internet as the primary means of furnishing AGM materials to shareholders. Accordingly, the Company or your brokerage firm, bank, dealer or other nominee has sent you an Important Notice Regarding the Availability of Annual General Meeting Materials (the “Notice”). All shareholders will have the ability to access the AGM materials on www.proxyvote.com referred to in the Notice or request a printed set of the AGM materials – instructions on how to do so can be found in the Notice. In addition, shareholders may request to receive future annual general meeting materials in printed form by mail or electronically by email on an ongoing basis. The Company encourages shareholders to take advantage of the availability of the annual general meeting materials on the Internet to help reduce the environmental impact and the cost to the Company associated with the physical printing and mailing of such materials.
The Company’s AGM materials can also be found at https://investors.atlassian.com.

5.    How do I vote my shares?
There are four ways a shareholder of record can vote:
(A)by Internet at www.proxyvote.com 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on December 1, 2021 for shares held directly or until 11:59 p.m. Eastern Time on November 28, 2021 for shares held in a Plan (have your proxy card in hand when you visit the website). We encourage you to vote this way as it is the most cost-effective method;
(B)by toll-free telephone at 1-800-690-6903, until 11:59 p.m. Eastern Time on December 1, 2021 (have your proxy card in hand when you call);
(C)by completing and mailing your proxy card, which must be received prior to the commencement of the AGM; or
(D)by electronically attending the AGM via live webcast.
There are three ways a beneficial owner can vote:
(A)by Internet at www.proxyvote.com 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on December 1, 2021 for shares held directly or until 11:59 p.m. Eastern Time on November 28, 2021 for shares held in a Plan (have your voting instructions in hand when you visit the website). We encourage you to vote this way as it is the most cost-effective method;
(B)if you requested printed copies of the AGM materials by mail, you should have received a voting instruction form which allows you to vote by proxy by filling out the voting instruction form and returning it in the envelope provided prior to the commencement of the AGM; or
(C)by attending the AGM electronically via live audio webcast only if you obtain a “legal proxy” from the brokerage firm, bank, dealer or other nominee that holds your shares and have submitted this to our transfer agent, Computershare Trust Company, NA, in advance of to the AGM. Please contact the organization that holds your shares for instructions regarding obtaining a legal proxy.
6.    What votes will be required to approve the resolutions?
Resolutions 1 to 14 will be proposed as ordinary resolutions and will be passed if more than 50% of the shareholders’ votes cast are in favor.
Although you have the option of abstaining from any of the specified resolutions, please note that an abstention has no legal effect and will not be counted in the votes “For” or “Against” a resolution.
7.    How will my shares be voted if I do not specify how they should be voted?
Shareholders should specify their choice for each resolution to be voted upon at the AGM. If no proxy card or voting instruction form is returned or if a proxy card or voting instruction form is signed and returned but no specific instructions are given on one or more of the resolutions to be voted upon at the AGM, proxies will be voted in accordance with applicable rules, laws and regulations as follows:
Shareholder of record - if you are a shareholder of record and you do not return a proxy card, your shares will not be voted at the AGM and your shares will not be counted for purposes of determining whether a quorum exists for the AGM. If you do sign and send your proxy card but do not indicate how you want your shares to be voted on one or more resolutions to be voted upon at the AGM, then to the extent you did not specify a choice, your shares will be voted “FOR” the matters submitted for approval at the AGM in accordance with the recommendations of the Board of Directors.
Beneficial owner - if you are a beneficial owner and (i) you do not provide your brokerage firm, bank, dealer or other nominee who holds your shares with voting instructions, or (ii) you do provide a voting instruction form but you fail to specify your voting instructions on one or more of the resolutions to be voted upon at the AGM, under applicable rules, laws and regulations, your brokerage firm, bank, dealer or other nominee may exercise discretionary authority to vote your shares on routine proposals, but do not have discretion to vote your shares on non-routine proposals.

We believe that under applicable rules, laws and regulations, Resolutions 1 through 14 are considered non-routine matters.
8.    Can I change my vote or revoke a proxy?
If you are a shareholder of record, you can change or revoke your proxy before the time of voting at the AGM in several ways by:
(A)voting electronically during the AGM;
(B)    mailing a revised proxy card dated later than the prior proxy card provided the revised proxy card is received by Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717, at least 48 hours before the AGM;
(C)    toll-free telephone at 1-800-690-6903, until 11:59 p.m. Eastern Time on December 1, 2021 for shares held directly or until 11:59 p.m. Eastern Time on November 28, 2021 for shares held in a Plan, in which case only your latest telephone proxy submitted prior to the AGM will be counted; or
(D) notifying our Company Secretary in writing at Atlassian Corporation Plc, 350 Bush Street, 13th Floor, San Francisco, California 94104 that you are revoking your proxy. Your revocation must be received at least 48 hours before the AGM to be effective.
If you hold shares beneficially, you may change or revoke your voting instructions by contacting the brokerage firm, bank, dealer or other nominee holding the shares or by obtaining a legal proxy from such organization and voting at the AGM as described above under “How do I vote my shares?”
9.    How many votes do I have?
In accordance with the Company’s articles of association, on each matter to be voted upon:
•each holder of Class A ordinary shares who is present in person or by proxy shall have one vote for each Class A ordinary share held as of the Voting Record Date; and
•each holder of Class B ordinary shares who is present in person or by proxy shall have ten votes for each Class B ordinary share held as of the Voting Record Date.

On the Voting Record Date, 140,419,555 Class A ordinary shares and 112,332,269 Class B ordinary shares were outstanding, all of which are entitled to vote with respect to all matters to be acted upon at the AGM.
10.    Why can I not attend the AGM in person this year?
If you cannot attend the AGM in person, you will be able to attend the Annual Meeting via live audio webcast by visiting the Company's meeting website at www.virtualshareholdermeeting.com/TEAM2021 at 2:00 p.m. Pacific Time on Thursday, December 2, 2021. Upon visiting the meeting website, you will be prompted to enter your 16-digit Control Number provided to you on your Notice of Internet Availability of Proxy Materials or on your proxy card if you receive materials by mail. Your unique Control Number allows us to identify you as a shareholder and will enable you to securely log on, vote and submit questions during the Annual Meeting on the meeting website. Further instructions on how to attend and participate via the internet, including how to demonstrate proof of share ownership, are available at www.proxyvote.com.
11.    What if I plan to attend the AGM in person?
The Company strongly recommends you attend the AGM virtually, rather than in person.

If you plan to attend the AGM in person, please note that our San Francisco office has in place certain procedures seeking to ensure safety and security from a COVID-19 perspective. These procedures will require shareholders attending the AGM in person to present valid picture identification, such as a driver’s license or passport, as well as proof of COVID-19 vaccination. Attendees will also be required to wear face coverings at all times inside the venue. You may be also required to submit to other health checks, as may be required by local health ordinances. We may need to adapt the arrangements in place for the AGM, so you should check our website for further information.

Beneficial owners are required to show a brokerage statement or account statement reflecting share ownership as of the Voting Record Date in order to obtain admittance to the AGM. However, beneficial owners will not be allowed to vote at the AGM unless they obtain a legal proxy from their brokerage firm, bank, dealer or other nominee holding their shares.
12. Who can be appointed as proxy?
Shareholders are entitled to appoint a proxy to exercise all or any of their rights at the AGM. A shareholder may appoint more than one proxy in relation to the AGM, provided that each proxy is appointed to exercise the rights attached to different shares held by that shareholder. A proxy need not be a shareholder of the Company but they must be registered in advance and attend the AGM to represent you.
A shareholder of the Company that is a corporation may authorize a person or persons to act as its representative(s) at the AGM. In accordance with the provisions of the Companies Act 2006, each such representative may exercise on behalf of the corporation the same powers as the corporation could exercise if it were an individual shareholder of the Company, provided that they do so in relation to different shares held by that shareholder.
13.    What if I have questions during the AGM?
The Company must cause to be answered at the AGM any question relating to the business being dealt with at the AGM which is put by a shareholder attending the AGM, except:
•if to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information;
•if the answer has already been given on a website in the form of an answer to a question; or
•if it is undesirable in the interests of the Company or the good order of the AGM that the question be answered.
Questions during the AGM can be submitted on the meeting website at www.virtualshareholdermeeting.com/TEAM2021.
14.    As a shareholder, which materials can I require the Company to publish on its website?
Shareholders satisfying the thresholds in section 527 of the Companies Act 2006 can require the Company to publish a statement on its website setting out any matter relating to:
•the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or
•any circumstances connected with an auditor of the Company ceasing to hold office since the last annual general meeting, that the shareholders propose to raise at the AGM.
The Company cannot require the shareholders requesting the publication to pay its expenses. Any statement placed on the Company’s website must also be sent to the Company’s auditors no later than the time it makes its statement available on the website. The business which may be dealt with at the AGM includes any such statement that the Company has been required to publish on its website.

15.    How can I find out the results of the voting at the AGM?
The results of the voting at the AGM will be published on the Company’s website, www.atlassian.com. The voting results will also be announced by the filing of a Form 6-K with the Securities and Exchange Commission.
16.    How do I contact the Company if I have any questions?
You may contact the Company at:
Atlassian Corporation Plc
Company Secretary
350 Bush Street, 13th Floor
San Francisco, California 94104
+1 415-701-1110
email: IR@atlassian.com